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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

                                         VillageEDOCS
(Name of Issuer)

                                 Common Stock, no par value
(Title of Class of Securities)

                                               927118109
(CUSIP Number)

                                        December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927118109

1.	Names of Reporting Persons. C. Alan Williams I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 28,730,329

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 28,730,329

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,730,329

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 71.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 927118109

1.	Names of Reporting Persons. Joan P. Williams I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 28,730,329

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 28,730,329

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,730,329

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 71.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer VillageEDOCS
	(b)	Address of Issuer's Principal Executive Offices 14471 Chambers Rd Ste 105 Tustin CA 92780

Item 2.
	(a)	Name of Person Filing Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.
	(b)	Address of Principal Business Office or, if none, Residence The address of each reporting person is 306 Morning Canyon Rd. Corona Del Mar, CA 92625
	(c)	Citizenship Reference is made to Item 4 of each of the cover pages of this Schedule, which items are incorporated herein by reference.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 927118109

Item 3.	Type of Reporting Person: Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 28,730,329
	(b)	Percent of class: 71.2%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-.
(ii) Shared power to vote or to direct the vote 28,730,329.
(iii) Sole power to dispose or to direct the disposition of -0-.
(iv) Shared power to dispose or to direct the disposition of 28,730,329 ..

Because voting and investment decisions concerning the above securities may be made by C. Alan Williams, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities.  Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 Date /s/ Michael A Richard, attorney-in-fact for C. Alan and Joan P. Williams Signature

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as a Exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of such parties.

Dated:  February 14, 2003

 /s/ Michael A. Richard, attorney-in-fact for C. Alan Williams

C. Alan Williams

/s/ Michael A. Richard, attorney-in-fact for Joan P. Williams

Joan P. Williams